SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

           Under the Securities Exchange Act of 1934 (Amendment No. __)

                                 Browsesafe, Inc.
                                 (Name of Issuer)

                     Common Stock, Par Value $0.001 Per Share
                          (Title of Class of Securities)

                                    11664-1101
                                  (CUSIP Number)

                            Robert C. Weaver, Jr., Esq.
                                 721 Devon Court
                             San Diego, California 92109
                                 (858) 488-4433
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  March 22, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*The Form 10-SB filed by BrowseSafe.com, Inc. became automatically effective on January 22, 2000 but all comments from the SEC were not cleared until March 22, 2000.

CUSIP No. 11664-1101

1. Name of Reporting Person
   California Applied Research, Inc.

   S.S. or I.R.S. Identification Nos. of above person

2  Check the appropriate box if a member of a group         (a) [ ]
                                                            (b) [X]

3  SEC use only

4  Source of funds                                          OO

5  Check box if disclosure of legal proceedings is
   required pursuant to Items 2(d) or 2(e)                  _____

6  Citizenship or place of organization                     USA

               7.  Sole Voting Power:                        6,000,000
Number of
Shares
Beneficially   8.  Shared Voting Power:                              0
Owned By
Each
Reporting      9.  Sole Dispositive Power:                   6,000,000
Person
With
               10. Shared Dispositive Power:                         0

11  Aggregate amount beneficially owned by each
    reporting person                                         6,000,000

12  Check box if the aggregate amount in row (11)
    excludes certain shares*                                ______

13  Percent of class represented by amount in row (11)      24.3% (1)

14  Type of reporting person*                               CO

(1) Based on a total of 24,675,346 shares outstanding as of March 30, 2000.

                               INTRODUCTION

The information contained in this statement is as of the date hereof, unless otherwise expressly provided herein.

Item 1.   Security and Issuer.

Common Stock, Par Value $0.001 Per Share
Browsesafe, Inc.

Item 2.   Identity and Background.

     (a)  Name:      California Applied Research, Inc.

     (b)  Address:   521 N. Central, Suite 800, Glendale, CA 91203

     (c) Present principal occupation: Internet credit reporting and auction sales.

     (d) During the last five years, no Filing Party has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, no Filing Party was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Citizenship: As to all Filing Parties, USA.

Item 3.   Source and Amount of Funds or Other Consideration

Cash in the amount of $3,000,000.

Item 4.   Purpose of Transaction.

As to all Filing Party, acquired in a merger transaction and as an officer and director, for investment purposes.

Item 5.   Interest in Securities of the Issuer.

     (a)                           Aggregate number   Percentage
California Applied Research, Inc.  6,000,000          24.3%

     (b)

California Applied Research, Inc.
Sole power to vote or direct the vote:                  6,000,000
Shared power to vote or to direct the vote:                     0
Sole power to dispose or to direct the disposition:     6,000,000
Shared power to dispose or to direct the disposition:           0

     (c) Transactions in the past sixty days or since the most recent filing of Schedule 13D, whichever is less: Acquisition of 6,000,000 common shares.

     (d) Not applicable

     (e) Date ceased to be the beneficial owner of more than 5% of the class of security: Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Reporting Person has Registration Rights granted by issuer.

Except as set forth herein, there are no contracts, arrangements, understandings, agreements or relationships (legal or otherwise) among the persons named in Item 2 herein and between such persons and any person with respect to the securities of the Company.

Item 7.   Materials to be filed as Exhibits.

Exhibit A Registration Rights Agreement

                              Signature

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.



Date: 3/30/00

California Applied Research, Inc.


By:/s/_________________________
      Edwin Mossaian, President

[DESCRIPTION]          SC 13D, CALIF APPLIED, BROWSESAFE, 000330

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18U.S.C. 1001)


[DESCRIPTION]          Exhibit A Registration Rights Agreement

REGISTRATION RIGHTS AGREEMENT

	THIS REGISTRATION RIGHTS AGREEMENT (the "Agreement") is entered into as of February 10, 2000, by and among, BROWSESAFE.COM, INC., a corporation duly incorporated and existing under the laws of the State of Nevada (the "Company"), California Applied Research, Inc., a Nevada corporation (hereinafter referred to as "Purchaser"), and Michael Mercier (hereinafter referred to as "Finder").

RECITALS:

	WHEREAS, pursuant to the Company's offering ("Offering") of up to Six Million (6,000,000) common shares to purchase common shares of the Company pursuant to that certain Letter of Agreement dated February 10, 2000 herewith (the "Letter Agreement") between the Company and the Purchaser, the Company has agreed to sell and the Purchaser has agreed to purchase, as provided in the Letter Agreement, shares of the Company's Common Stock for a maximum amount of 6,000,000 common shares;

	WHEREAS, pursuant to the terms of the Letter Agreement, the Company has agreed to issue to the Finder up to 550,000 Warrants to purchase a number of shares of Common Stock, exercisable for five (5) years from their respective dates of issuance (collectively, the "Finder Warrants" or the "Warrants"); and

	WHEREAS, pursuant to the terms of the Letter Agreement, the Company has agreed to provide the Purchaser and Finder with certain registration rights with respect to the Common Stock to be issued in the Offering and the Common Stock issuable upon exercise of the Finder Warrants as set forth in this Registration Rights Agreement.

TERMS:

	NOW, THEREFORE, in consideration of the mutual promises, representations, warranties, covenants and conditions set forth in Agreement and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

	1.	Certain Definitions.  As used in this Agreement (including the
Recitals above), the following terms, not already defined, shall have the following meanings (such meanings to be equally applicable to both singular and plural forms of the terms defined):

	"1934 Act" shall mean the Securities Exchange Act of 1934, as amended, together with the rules and regulations promulgated thereunder.
	"Additional Registration Statement" shall have the meaning set forth in Section 3(b).
	"Amended Registration Statement" shall have the meaning set forth in
Section 3(b).
	"Common Stock" shall mean the common stock, par value $0.001, of the Company.
	"Due Date" shall mean the date that is two hundred twenty five (225) days from the date of this Agreement.
	"Effective Date" shall have the meaning set forth in Section 2.4. "Filing Date" shall mean the date that is one hundred and eighty
(180) days after the date of the Letter of Agreement.
	"Holder" shall mean Purchaser and/or Finder, and any other person or entity owning or having the right to acquire Registrable Securities or any permitted assignee thereof;
	 "Ineffective Period" shall mean any period of time that the Registration Statement or any Supplemental Registration Statement becomes ineffective or unavailable for use for the sale or resale, as applicable, of any or all of the Registrable Securities for any reason (or in the event the prospectus under either of the above is not current and deliverable) during any time period required under the Registration Rights Agreement.
	"Piggyback Registration" and "Piggyback Registration Statement" shall have the meaning set forth in Section 4.
	"Register," "Registered," and "Registration" shall mean and refer to a registration effected by preparing and filing a registration statement or similar document in compliance with the Securities Act of 1933, as amended (the "Act"), and pursuant to Rule 415 under the Act or any successor rule, and the declaration or ordering of effectiveness of such registration statement or document.
	"Registerable Securities" shall have the meaning set forth in Section
2.1.
	"Registration Statement" shall have the meaning set forth in Section
2.2.
	"Rule 144" shall mean Rule 144, as amended, promulgated under the Act.
	"Supplemental Registration Statement" shall have the meaning set forth in Section 3(b).
	"Warrant Shares" shall mean shares of Common Stock issuable upon exercise of any Warrant.

	2.	Required Registration.

		2.1	Registrable Securities.  "Registrable Securities" shall
mean those shares of the Common Stock of the Company together with any capital stock issued in replacement of, in exchange for or otherwise in respect of such Common Stock, that are: (i) issuable or issued to the Purchaser pursuant to the Letter of Agreement or in this Agreement, and
(ii) issuable or issued to the Finder upon exercise of the Finder Warrants; provided, however, that notwithstanding the above, the following shall not be considered Registrable Securities:

			(a) any Common Stock which would otherwise be deemed to be Registrable Securities, if and to the extent that those shares of Common Stock may be resold in a public transaction without volume limitations or other material restrictions without registration under the Act, including without limitation, pursuant to Rule 144 under the Act; and

			(b) any shares of Common Stock which have been sold in a private transaction in which the transferor's rights under this Agreement are not assigned.

		2.2	Filing of Initial Registration Statement.  The Company
shall, by the Filing Date, file a registration statement ("Registration Statement") on Form SB-2 (or other suitable form, at the Company's discretion, but subject to the reasonable approval of Purchaser), covering the resale of a number of shares of Common Stock as Registrable Securities equal to at least Six Million Five Hundred and Fifty Thousand (6,550,000) shares of Common Stock and shall cover, to the extent allowed by applicable law, such indeterminate number of additional shares of Common Stock that may be issued or become issuable as Registrable Securities by the Company pursuant to Rule 416 of the Act.

		2.3	[Intentionally Left Blank].

		2.4	Registration Effective Date.  The Company shall use its
best efforts to have the Registration Statement declared effective by the SEC (the date of such effectiveness is referred to herein as the "Effective Date") by the Due Date.

		2.5	[Intentionally Left Blank].

		2.6	[Intentionally Left Blank].



		2.7	Shelf Registration.  The Registration Statement shall be
prepared as a "shelf" registration statement under Rule 415, and shall be maintained effective until all Registrable Securities are resold pursuant to such Registration Statement, but in no event later than October 10, 2006.

		2.8	Supplemental Registration Statement.  Anytime the
Registration Statement does not cover a sufficient number of shares of Common Stock to cover all outstanding Registrable Securities, the Company shall promptly prepare and file with the SEC such Supplemental Registration Statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Act with respect to the disposition of all such Registrable Securities and shall use its best efforts to cause such Supplemental Registration Statement to be declared effective as soon as possible.

	3.	Obligations of the Company.  Whenever required under this
Agreement to effect the registration of any Registrable Securities, the Company shall, as expeditiously and reasonably possible:

		(a) Prepare and file with the Securities and Exchange Commission ("SEC") a Registration Statement with respect to such Registrable Securities and use its best efforts to cause such Registration Statement to become effective and to remain effective until all Registrable Securities are resold pursuant to such Registration Statement.

		(b) Prepare and file with the SEC such amendments and supplements to such Registration Statement and the prospectus used in connection with such Registration Statement ("Amended Registration Statement") or prepare and file any additional registration statement ("Additional Registration Statement," together with the Amended Registration Statement, "Supplemental Registration Statements") as may be necessary to comply with the provisions of the Act with respect to the disposition of all securities covered by such Supplemental Registration Statements or such prior registration statement and to cover the resale of all Registrable Securities.

		(c) Furnish to the Holders such numbers of copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of the Securities Act, and such other documents as they may reasonably request in order to facilitate the disposition of Registrable Securities owned by them.

		(d) Use its best efforts to register and qualify the securities covered by such Registration Statement under such other securities or Blue Sky laws of the jurisdictions in which the Holders are located, of such other jurisdictions as shall be reasonably requested by the Holders of the Registrable Securities covered by such Registration Statement and of all other jurisdictions where legally required, provided that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions.

		(e)	[Intentionally Omitted].

		(f) As promptly as practicable after becoming aware of such event, notify each Holder of Registrable Securities of the happening of any event of which the Company has knowledge, as a result of which the prospectus included in the Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, use its best efforts promptly to prepare a supplement or amendment to the Registration Statement to correct such untrue statement or omission, and deliver a number of copies of such supplement or amendment to each Holder as such Holder may reasonably request.

		(g) Provide Holders with notice of the date that a Registration Statement or any Supplemental Registration Statement registering the resale of the Registrable Securities is declared effective by the SEC, and the date or dates when the Registration Statement is no longer effective.

		(h) Provide Holders and their representatives the opportunity and a reasonable amount of time, based upon reasonable notice delivered by the Company, to conduct a reasonable due diligence inquiry of Company's pertinent financial and other records and make available its officers and directors for questions regarding such information as it relates to information contained in the Registration Statement.

		(i) Provide Holders and their representatives the opportunity to review the Registration Statement and all amendments or supplements thereto prior to their filing with the SEC by giving the Holder at least ten (10) business days advance written prior to such filing.

		(j) Provide each Holder with prompt notice of the issuance by the SEC or any state securities commission or agency of any stop order suspending the effectiveness of the Registration Statement or the initiation of any proceeding for such purpose. The Company shall use its best efforts to prevent the issuance of any stop order and, if any is issued, to obtain the removal thereof at the earliest possible date.

		(k) Use its best efforts to list the Registrable Securities covered by the Registration Statement with all securities exchanges or markets on which the Common Stock is then listed and prepare and file any required filing with the NASD, American Stock Exchange, NYSE and any other exchange or market on which the Common Stock is listed.

	4.	Piggyback Registration.  If anytime prior to the date that the
Registration Statement is declared effective or during any Ineffective
Period (as defined in the Letter Agreement) the Company proposes to register (including for this purpose a registration effected by the Company for shareholders other than the Holders) any of its Common Stock under the Act in connection with the public offering of such securities solely for cash (other than a registration relating solely for the sale of securities to participants in a Company stock plan or a registration on Form S-4 promulgated under the Act or any successor or similar form registering stock issuable upon a reclassification, upon a business combination involving an exchange of securities or upon an exchange offer for securities of the issuer or another entity), the Company shall, at such time, promptly give each Holder written notice of such registration (a "Piggyback Registration Statement"). Upon the written request of each Holder given by fax within ten (10) days after mailing of such notice by the Company, the Company shall cause to be included in such registration statement under the Act all of the Registrable Securities that each such Holder has requested to be registered ("Piggyback Registration") to the extent such inclusion does not violate the registration rights of any other security holder of the company granted prior to the date hereof; provided, however, that nothing herein shall prevent the Company from withdrawing or abandoning such registration statement prior to its effectiveness.

	5.	Limitation on Obligations to Register under a Piggyback
Registration.    In the case of a Piggyback Registration pursuant to an
underwritten public offering by the Company, other than a "private equity line," if the managing underwriter determines and advises in writing that the inclusion in the registration statement of all Registrable Securities proposed to be included would interfere with the successful marketing of the securities proposed to be registered by the Company, then the number of such Registrable Securities to be included in the Piggyback Registration Statement, to the extent such Registrable Securities may be included in such Piggyback Registration Statement, shall be allocated among all Holders who had requested Piggyback Registration pursuant to the terms hereof, in the proportion that the number of Registrable Securities which each such Holder seeks to register bears to the total number of Registrable Securities sought to be included by all Holders. If required by the managing underwriter of such an underwritten public offering, the Holders shall enter into a reasonable agreement limiting the number of Registrable Securities to be included in such Piggyback Registration Statement and the terms, if any, regarding the future sale of such Registrable Securities.

	6.	Dispute as to Registrable Securities.  In the event the Company believes that shares sought to be registered under Section 2 or Section 4 by Holders do not constitute "Registrable Securities" by virtue of Section
2.1 of this Agreement, and the status of those shares as Registrable
Securities is disputed, the Company shall provide, at its expense, an Opinion of Counsel, reasonably acceptable to the Holders of the Securities at issue (and satisfactory to the Company's transfer agent to permit the sale and transfer), that those securities may be sold immediately, without volume limitation or other material restrictions, without registration under the Act, by virtue of Rule 144 or similar provisions.

	7.	Furnish Information.  At the Company's request, each Holder
shall furnish to the Company such information regarding Holder, the Registrable Securities held by it, and the intended method of disposition of such securities to the extent required to effect the registration of its Registrable Securities or to determine that registration is not required pursuant to Rule 144 or other applicable provision of the Act. The Company shall include all information provided by such Holder pursuant hereto in the Registration Statement, substantially in the form supplied, except to the extent such information is not permitted by law.

	8.	Expenses.  All expenses, other than commissions and fees and expenses of counsel to the selling Holders, incurred in connection with registrations, filings or qualifications pursuant hereto, including
(without limitation) all registration, filing and qualification fees, printers' and accounting fees, fees and disbursements of counsel for the Company, shall be borne by the Company.

	9.	Indemnification.  In the event any Registrable Securities are included in a Registration Statement under this Agreement:

		(a) 	(i) To the extent permitted by law, the Company will
indemnify and hold harmless each Holder, the officers, directors, partners, legal counsel, and accountants of each Holder, any underwriter (as defined in the Act, or as deemed by the Securities Exchange Commission, or as indicated in a registration statement) for such Holder and each person, if any, who controls such Holder or underwriter within the meaning of Section 15 of the Act or the Securities Exchange Act of 1934, as amended (the "1934 Act"), against any losses, claims, damages, or liabilities (joint or several) to which they may become subject under the Act, the 1934 Act or other federal or state law, insofar as such losses, claims, damages, or liabilities (or actions in respect thereof) arise out of or are based upon any of the following statements or omissions: (i) any untrue statement or alleged untrue statement of a material fact contained in such registration statement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto, or (ii) the omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading, and the Company will reimburse each such Holder, officer or director, underwriter or controlling person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability, or action; provided, however, that the indemnity agreement contained in this subsection 9(a) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability, or action if such settlement is effected without the consent of the Company (which consent shall not be unreasonably withheld), nor shall the Company be liable in any such case for any such loss, claim, damage, liability, or action to the extent that it arises out of or is based upon a violation which occurs in reliance upon and in conformity with written information furnished expressly for use in connection with such registration by any such Holder, officer, director, underwriter or controlling person; provided however, that the above shall not relieve the Company from any other liabilities which it might otherwise have.

			(ii) To the extent permitted by law, each Holder will indemnify and hold harmless the Company, its officers, directors, partners, legal counsel, and accountants, any underwriter (as defined in the Act, or as deemed by the Securities Exchange Commission, or as indicated in a registration statement) for the Company and each person, if any, who controls such Company or underwriter within the meaning of Section 15 of the Act or the Securities Exchange Act of 1934, as amended (the "1934
Act"), against any losses, claims, damages, or liabilities (joint or several) to which they may become subject under the Act, the 1934 Act or other federal or state law, insofar as such losses, claims, damages, or liabilities (or actions in respect thereof) arise out of or are based upon any of the following statements or omissions made by such Holder: (i) any untrue statement or alleged untrue statement of a material fact contained in such registration statement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto, or (ii) the omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading, and such Holder will reimburse the Company, its officer or director, underwriter or controlling person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability, or action; provided, however, that the indemnity agreement contained in this subsection 9(a) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability, or action if such settlement is effected without the consent of such Holder (which consent shall not be unreasonably withheld), nor shall such Holder be liable in any such case for any such loss, claim, damage, liability, or action to the extent that it arises out of or is based upon a violation which occurs in reliance upon and in conformity with written information furnished expressly for use in connection with such registration by the Company, its officer, director, underwriter or controlling person; provided however, that the above shall not relieve such Holder from any other liabilities which it might otherwise have.

		(b)	Promptly after receipt by an indemnified party under this
Section 9 of notice of the commencement of any action (including any governmental action), such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 9, deliver to the indemnifying party a written notice of the commencement thereof and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume, the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party shall have the right to retain its own counsel, with the reasonably incurred fees and expenses of one such counsel to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential conflicting interests between such indemnified party and any other party represented by such counsel in such proceeding. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action, if materially prejudicial to its ability to defend such action, shall relieve such indemnifying party of any liability to the indemnified party under this
Section 9, but the omission so to deliver written notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Section 9.

		(c)	In the event that the indemnities provided in paragraph
(a) of this Section 9 is unavailable to or insufficient to hold harmless an indemnified party for any reason, the Company and each Holder agree to contribute to the aggregate claims, losses, damages and liabilities
(including legal or other expenses reasonably incurred in connection with investigating or defending same) (collectively "Losses") to which the Company and one or more of the Holders may be subject in such proportion as is appropriate to reflect the relative fault of the Company and the Holders in connection with the statements or omissions which resulted in such Losses. Relative fault shall be determined by reference to whether any alleged untrue statement or omission relates to information provided by the Company or by the Holders. The Company and the Holders agree that it would not be just and equitable if contribution were determined by pro rata allocation or any other method of allocation that does not take account of the equitable considerations referred to above. Notwithstanding the provisions of this paragraph (d), no person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities
Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. For purposes of this Section 9, each person who controls a Holder of Registrable Securities within the meaning of either the Securities Act or the Exchange Act and each director, officer, partner, employee and agent of a Holder shall have the same rights to contribution as such holder, and each person who controls the Company within the meaning of either the Act or the Exchange Act and each director and officer of the Company shall have the same rights to contribution as the Company, subject in each case to the applicable terms and conditions of this paragraph (c).

		(d)	The obligations of the Company and Holders under this
Section 9 shall survive the resale, if any, of the Common Stock, the completion of any offering of Registrable Securities in a Registration Statement under this Agreement, and otherwise.

	10.	Reports Under Securities Exchange Act of 1934.  With a view to making available to the Holders the benefits of Rule 144 promulgated under the Act and any other rule or regulation of the SEC that may at any time permit a Holder to sell securities of the Company to the public without registration, the Company agrees to:

		(a)	make and keep public information available, as those
terms are understood and defined in Rule 144; and

		(b)	use its best efforts to file with the SEC in a timely
manner all reports and other documents required of the Company under the Act and the 1934 Act.

	11.	Amendment of Registration Rights.  Any provision of this
Agreement may be amended and the observance thereof may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and the written consent of each Holder affected thereby. Any amendment or waiver effected in accordance with this paragraph shall be binding upon each Holder, each future Holder, and the Company.

	12.	Notices.  All notices required or permitted under this
Agreement shall be made in writing signed by the party making the same, shall specify the section under this Agreement pursuant to which it is given, and shall be addressed (i) to the Company at the address given below (or at such other location as directed by the Company in writing) and (ii) to the Holders at their respective last address given herein or as shown on the records of the Company. Any notice, except as otherwise provided in this Agreement, shall be made by fax and shall be deemed given at the time of transmission of the fax.

	13.	Termination.  This Agreement shall terminate on the earlier of
(i) the date all Registrable Securities cease to exist (as that term is defined in Section 2.1 hereof); or (ii) October 10, 2006; but without prejudice to (i) the parties' rights and obligations arising from breaches of this Agreement occurring prior to such termination (ii) other indemnification obligations under this Agreement.

	14.	Assignment.  No assignment, transfer or delegation, whether by operation of law or otherwise, of any rights or obligations under this Agreement by the Company or any Holder, respectively, shall be made without the prior written consent of the majority in interest of the Holders or the Company, respectively; provided that the rights of a Holder may be transferred to a subsequent holder of the Holder's Registrable Securities (provided such transferee shall provide to the Company, together with or prior to such transferee's request to have such Registrable Securities included in a Registration, a writing executed by such transferee agreeing to be bound as a Holder by the terms of this Agreement), and the Company hereby agrees to file an amended registration statement including such transferee or a selling security holder thereunder; and provided further that the Company may transfer its rights and obligations under this Agreement to a purchaser of all or a substantial portion of its business if the obligations of the Company under this Agreement are assumed in connection with such transfer, either by merger or other operation of law (which may include without limitation a transaction whereby the Registrable Securities are converted into securities of the successor in interest) or by specific assumption executed by the transferee. In the event of any transfer hereunder, either party may require an opinion of counsel as to compliance with applicable securities laws.

	15.	Governing Law.  This Agreement shall be governed by and
construed in accordance with the laws of the State of Nevada applicable to agreements made in and wholly to be performed in that jurisdiction, except for matters arising under the Act or the Securities Exchange Act of 1934, which matters shall be construed and interpreted in accordance with such laws.

	16.	Execution in Counterparts Permitted.  This Agreement may be
executed in any number of counterparts, each of which shall be enforceable against the parties actually executing such counterparts, and all of which together shall constitute one (1) instrument.

	17.	Specific Performance.  Each party shall be entitled to the
remedy of specific performance in the event of the other party's breach of this Agreement, the parties agreeing that a remedy at law would be inadequate.

	18.	Indemnity.  Each party shall indemnify each other party against any and all claims, damages (including reasonable attorney's fees), and expenses arising out of the first party's breach of any of the terms of this Agreement.

	19.	Entire Agreement; Written Amendments Required.  This Agreement,
including the Exhibits attached hereto, the Letter Agreement, the Common
Stock certificates, and the other documents delivered pursuant hereto constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and thereof, and no party shall be liable or bound to any other party in any manner by any warranties, representations or covenants except as specifically set forth herein or therein. Except as expressly provided herein, neither this Agreement nor any term hereof may be amended, waived, discharged or terminated other than by a written instrument signed by the party against whom enforcement of any such amendment, waiver, discharge or termination is sought.



IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 10, 2000.

COMPANY: BROWSESAFE.COM, INC.


By: _______________________________________
Mark Smith, President

Address:
335 West 9th Street, Suite 100
Indianapolis, Indiana 46202-3003
Telephone
Facsimile

PURCHASER: CALIFORNIA APPLIED RESEARCH, INC.


By: _______________________________________
Edwin Moossaian, President


Address:
1415 East Colorado Blvd, Suite 201
Glendale, CA 91205


FINDER: MICHAEL MERCIER


__________________________________________

Address:
4343 Whitsett Avenue, Suite 303
Studio City, CA 91604


Browsesafe Reg. Rights -CAR